Exhibit 99.1

Renren Inc. Provides Update on Proposed Settlement re Shareholder Derivative Action

PHOENIX, December 9, 2021 /PRNewswire/ -- Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), today announces that a hearing was held today before the New York State Supreme Court, Commercial Division (the "Court") in the consolidated shareholder derivative lawsuits captioned In re Renren, Inc. Derivative Litigation, Index No. 653594/2018 (Sup. Ct. N.Y. Cty.) (the "Action") to consider the motion of the Plaintiffs to approve the Stipulation of Settlement (“Stipulation”) settling the action. The Stipulation is attached to the Form 6-K filed by the Company on October 8, 2021. At the hearing, the Court declined to approve the settlement. The Court rejected the procedure under the Stipulation for setting the Record Date for determining the holders of Renren’s Class A ordinary shares and American depositary shares entitled to distributions from the Settlement Fund. The court also stated that the proposed fee award to Plaintiffs’ counsel was too high. The Court stated that it intends to issue a written order shortly from which an appeal may be taken.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates several US-based SaaS businesses including Chime, a CRM and Marketing Automation platform, and Trucker Path, a trip-planning and business app for long-haul truckers. Renren’s ADSs, each currently representing 45 Class A ordinary shares of the Company, are traded on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The forward-looking statements included in this press release are not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Renren Inc.

Email: ir@renren-inc.com